UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Gas Natural, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367204104

(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

November 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  367204104
                                                                                                                                                                                PAGE 2 OF 7
1.           NAME OF REPORTING PERSON

           Anita G. Zucker

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS

00, PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.         SOLE VOTING POWER

                            873,728

8.         SHARED VOTING POWER

                           0

9.         SOLE DISPOSITIVE POWER

                           873,728

10.       SHARED DISPOSITIVE POWER

                           0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  873,728

12.    CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See Instructions ) [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%

14.           TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.     Security and Issuer

Common stock, $0.15 par value, of Gas Natural, Inc., 8500 Station Street, Suite 100, Mentor, Ohio 44060 (the "Issuer").

Item 2.     Identity and Background

           Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Article 6 Marital Trust (the "Trust"), under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007. Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration

The shares of common stock as to which this filing relates were purchased using funds on hand. No funds were borrowed or otherwise obtained from outside parties. The total amount paid was $9,952,393.

Item 4.                      Purpose of Transaction

           Mrs. Zucker acquired beneficial ownership of the shares for investment purposes. She will continue to review the performance of and prospects for this investment and its investment alternatives.  As part of the ongoing review of its investments in the shares, she may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions.  She may also explore other alternatives with respect to her investment in the shares, including but not limited to one or more extraordinary corporate transactions involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by her with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that she will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, she does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, she reserves the right to encourage, support or effect any such actions as she may deem necessary or appropriate to the enhancement of shareholder value in the future, but she does not intend, either alone or in concert with any other person, to exercise control of the Issuer.

Item 5.     Interest in Securities of the Issuer

     Mrs. Zucker beneficially owns 873,728 shares, or 8.3%, of the Issuer's common stock. Mrs. Zucker  has sole voting, investment and dispositive power with respect to those shares.

All of the shares were purchased in open market transactions through one or more brokers.

The following table shows the Trust’s transactions in the class of securities of the Issuer reported on that were effected in the sixty day period preceding December 1,  2014.  All transactions were purchases.

Date	No. Shares	Price Per Share
11/24/2014	250,000	$12.500
11/21/2014	275,800	$12.500
11/17/2014	6,228	$11.172
11/17/2014	14,200	$12.500
11/14/2014	5,000	$11.200
11/14/2014	2,500	$11.080
11/10/2014	10,000	$11.299
11/7/2014	2,008	$11.275
11/5/2014	3,027	$11.250
11/4/2014	2,534	$11.259
11/4/2014	400	$11.250
11/3/2014	7,500	$11.292
11/3/2014	17,065	$11.295
10/29/2014	200	$11.260
10/28/2014	315	$11.260
10/27/2014	256	$11.260
10/24/2014	5,295	$11.289
10/24/2014	400	$11.292
10/24/2014	4,600	$11.298
10/24/2014	1,695	$11.260
10/20/2014	10,000	$12.500
10/16/2014	2,525	$11.100
10/16/2014	5,105	$11.195
10/15/2014	2,500	$11.200
10/15/2014	2,400	$11.100
10/15/2014	2,175	$11.157
10/14/2014	2,200	$11.200
10/14/2014	100	$12.500
10/13/2014	5,462	$11.296
10/13/2014	10,385	$11.299
10/10/2014	8,068	$11.299
10/10/2014	1,900	$11.295
10/10/2014	4,569	$11.298
10/10/2014	4,569	$11.300
10/10/2014	5,000	$11.198
10/10/2014	2,431	$11.283
10/10/2014	2,746	$11.292
10/10/2014	600	$12.500
10/9/2014	100	$11.300
10/9/2014	12,660	$11.298
10/9/2014	403	$11.320
10/8/2014	10,281	$11.299
10/8/2014	400	$11.340
10/7/2014	5,000	$11.299
10/7/2014	3,800	$11.342
10/7/2014	5,816	$11.350
10/7/2014	13,100	$11.298
10/7/2014	3,200	$11.299
10/7/2014	484	$11.350
10/7/2014	7,188	$11.348
10/3/2014	500	$11.242

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2014

s/Anita G. Zucker

Anita G. Zucker, individually and as Trustee for The Article 6 Marital Trust